Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of FinWise Bancorp, the names under which such subsidiaries do business, and the jurisdiction in which each was organized. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of FinWise Bancorp

Name	Jurisdiction of Organization

FinWise Bank	Utah
FinWise Investment, LLC	Utah

Subsidiaries of FinWise Bank and FinWise Investment, LLC

None